Mail Stop 3561

December 22, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Jie Li
Chief Financial Officer
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province
People's Republic of China

>   **Re: China Automotive Systems, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 26, 2009**
>   **File No. 000-33123**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

– Results of Operations, page 24

1. Please revise future filings to discuss and analyze results of operations by the operating segments disclosed in note 34 to the financial statements. For example, please discuss and analyze net sales and cost of sales (rather than gross profit) separately for each segment. Because gross profit is impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

2. We note that a significant portion of selling expenses is made up of after sales service expense. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these costs and why you believe they are appropriately classified as selling expenses.

Item 9A. Internal Controls and Procedures, page 41

3. We note that Management's Report on Internal Control Over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor. Please note that until you are required to include an attestation report from your auditor regarding internal controls over financial reporting in your Form 10-K, the Management's Report on Internal Control Over Financial Reporting should include the following statement: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please revise your Form 10-K accordingly. See Item 308T of Regulation S-K.

Consolidated Balance Sheets, page 56

4. We note that "Advance payment for property, plant and equipment" is presented as a long-term asset on the balance sheet. Please tell us the nature and terms of these advance payments and tell us when the amounts get reclassified to property, plant and equipment and begin depreciating.

Notes to the Financial Statements

– General

5. We note from your disclosure in Note 2 that effective January 1, 2008 you adopted the provisions of SFAS No. 157 except as it applies to those nonfinancial assets and liabilities notes in proposed FSP FAS 157-b. In light of the fact that

you have financial assets and liabilities that are measured at fair value on a recurring basis, such as your derivatives related to the convertible notes payable, please revise future filings to include the disclosures set forth in paragraph 32 of SFAS No. 157.

6. We note from your disclosure on page 49 that Hanlin Chen, Chairman, owns 58% of your common stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 2. Basis of Presentation and Significant Accounting Policies
- Interest Costs Capitalized, page 66

7. We note your disclosure that interest costs incurred in connection with specific borrowings for the acquisition, construction or installation of property, plant and equipment are capitalized. Please revise future filings to disclose the total amount of interest costs incurred and capitalized for any period for which some interest costs has been capitalized. See paragraph 21 of SFAS No. 34.

Note 3. Recent Accounting Pronouncements

8. We note from the discussion in Note 3 on page 71 that the Company was required to adopt FSP APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion on January 1, 2009 and that the Company was in the process of evaluating the impact of adoption on the Company's consolidated financial position and results of operations. However, we note that the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 do not discuss the effects that the adoption of FSP APB 14-1 had on the Company's financial position or results of operations. As it appears that the provisions of this guidance may affect the Company's accounting treatment for its convertible notes, please tell us and revise future filings to disclose the impact of adopting FSP APB 14-1 on the Company's financial position and results of operations. If there was no material impact resulting from the adoption of this accounting pronouncement, please explain why.

Note 13. Convertible Notes Payable, page 76

9. We note your disclosure that you have evaluated the convertible notes for terms and conditions that are not clearly and closely associated with the risks of the debt-type host instrument and found that the conversion option was exempt.

Please provide us the details of the analysis performed on the conversion option to determine if it should be recorded as a derivative liability under EITF 00-19. Please note that we do not believe that the convertible note would be considered a "conventional convertible" as that term is used in EITF 00-19 and therefore the embedded conversion option would not automatically be exempt from liability classification without further analysis under SFAS 133 and EITF 00-19. Please advise.

10. We note that you determined the fair value of the warrants using the Black-Scholes option pricing model and the fair value of the put and redemption features using forward cash-flow valuation techniques. Please tell us, and disclose in future filings, the nature and terms of all significant assumptions used in your fair value calculations at the inception of the arrangements and at December 31, 2008. Also, please revise MD&A in future filings to explain the changes in assumptions or other factors responsible for the changes in the fair values of the warrants and the derivatives embedded in the convertible notes. MD&A included in the Company's Quarterly Reports on Form 10-Q should be similarly revised.

Note 15. Accrued Expenses and Other Payables, page 80

11. We note your disclosure that as of August 15, 2008 your valuation of the warrant showed a fair value of $489,719 at inception conversion price of $8.8527 and $551,131 at the reset conversion price of $8.55. Please tell us and disclose in future filings the specific assumptions used in the fair value analysis performed. Also, please explain why the fair value of $489,719 using the inception conversion price is significantly lower than the $798,626 fair value that was assigned at the time the notes were issued in February 2008. Additionally, in light of this increase in the warrant liability at August 15, 2008, please tell us why the fair value of the warrants decreased significantly to $1,977 as of December 31, 2008. As part of your response please tell us the specific assumptions used to determine fair value at December 31, 2008 and explain the differences, if any, from earlier fair value calculations.

Note 20. Minority Interests, page 84

12. We note your disclosure that as of March 20, 2007, Sensor withdrew from USAI, and its withdrawl of intangible assets, and abandonment of all its rights and interest in USAI, was charged to minority interests of $2,830,545. Please explain to us the nature of this transaction and the terms of the agreement with Sensor, including the amount of any consideration transferred. As part of your response please tell us the amount of Sensor's interest in USAI prior to withdrawl and explain to us how you calculated the amounts recorded for the withdrawl.

13. We note from the disclosure in Note 20 and elsewhere in the filing, that on March

31, 2008, the Company's wholly owned subsidiary, Genesis and Wiselink, both of which were controlled by Hanlin Chen and his family, entered into an equity transfer agreement, pursuant to which Wiselink agreed to transfer and assign its 35.5% equity interest in Jingzhou Henglong, one of the Company's consolidated subsidiaries, to Genesis for total consideration of $32,090,000. We also note that under the terms of the agreement, Genesis is deemed to be the owner of the equity concerned commencing from January 1, 2008 and that the acquisition is considered a business combination of companies under common control and is being accounted for similar to a pooling of interests.

In this regard, please clarify when the Company began to recognize its additional 35.5% equity interest in Jingzhou Henglong (as well as the corresponding reduction in the minority interests net income of this entity) in the Company's consolidated financial statements. If this was done as of January 1, 2008 rather than at the beginning of the earliest period presented in the Company's financial statements, please explain why the Company believes this treatment is appropriate and in accordance with the guidance in paragraph D17 of SFAS No.141. We may have further comment upon review of your response.

14. In a related matter, please tell us and revise the notes to the Company's financial statements in future filings to explain how the Company determined the value of $7.3060 per share assigned to the 3,023,542 shares that were issued by the Company as part of the consideration for the 35.5% equity interest in Jingzhou Henglong. As part of your response, please explain why the valuation was based on the value as determined as of January 22, 2008, as indicated in the pro forma information included in the Form 8-K/A dated April 3, 2008.

Note 21. Share Capital and Additional Paid-In Capital, page 84

15. We note your disclosure that the fair value of options granted in 2008 was $845,478 which was credited in additional paid-in capital, debited in operating expenses using straight line method over the expected beneficiary period and the difference was recorded as deferred stock compensation. Please note that under SFAS 123(R) the amount credited to additional paid-in capital each period should be the compensation cost that is being recognized for that period. Please revise future filings to remove the deferred compensation category and amount from stockholders equity. Also, please revise Note 21 in future filings to include all the disclosures required by paragraph A240 of SFAS No. 123(R).

Note 27. Income Taxes, page 89

16. We note that your provision for income tax is computed using an average tax rate of 14.17% and 17.95% for the years ended December 31, 2008 and 2007, respectively. In light of the various enterprise tax exemptions for your

subsidiaries, please tell us how you determine the average tax rate.

Form 10-Q for the quarter ended September 30, 2009

Condensed Consolidated Statements of Operations, page 3

17. We note your presentation of "net income attributable to common shareholders" which is calculated as net income less net income attributable to noncontrolling interests. Please revise future filings to change the title of this line item to "net income attributable to Parent company" or "net income attributable to China Automotive Systems, Inc." to be consistent with the guidance in SFAS No. 160. The same title should be used in your earnings per share calculation and disclosures and in your condensed consolidated statements of comprehensive income.

Condensed Consolidated Balance Sheet, page 6

18. Please revise future filings to include a subtotal for stockholders' equity of parent company, or China Automotive Systems, Inc., which excludes the line item for non-controlling interests, to be consistent with the guidance in SFAS No. 160.

19. We note that you have reclassified the convertible notes payable to long-term liabilities as of September 30, 2009. In light of the disclosure in Note 12 that on February 15, 2010 the convertible note holders have the right to require the company to redeem the Convertible Notes, please explain to us why you believe long-term liability presentation is appropriate at September 30, 2009.

Note 13. Derivative Liabilities, page 19

20. We note from your disclosure in Note 13 that as of September 30, 2009 the compound derivative value amounted to $913,063 and we note from the statement of operations that the income from the adjustment of fair value of compound derivative liabilities was $3,129,794 for the three months ended September 30, 2009. In light of the significant fluctuations in the fair value of this derivative liability during each quarter in 2009, please explain to us and disclose in the notes to your financial statements in future filings the nature of the changes in the fair value of the derivative liability at each 2009 quarter end and explain why the amount fluctuated so significantly. As part of your response and revised disclosures, please tell us how the fair value of the derivative liability was determined or calculated at each period ended March 31, 2009, June 30, 2009 and September 30, 2009. Your response and your revised disclosures should include the nature of all significant assumptions used in your valuations.

Forms 8-K dated August 12, 2009, May 12, 2009 and March 27, 2009

21. We note that several of your Form 8-Ks include the disclosure of Pro Forma Net Income and Pro Forma Diluted EPS which include various adjustments such as loss (gain) on the change in the fair value in the derivative from net income, stock compensation expense allowance for doubtful accounts, interest expense on convertible notes payable, and amortization of debt discount. Please note that these measures are considered non-GAAP financial measures as that term is defined in Item 101 of Regulation G. Please revise future filings to either remove the presentation of these non-GAAP financial measures or include the disclosures set forth Item 10(e)(1)(i) of Regulation S-K which include:

- a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP;
- a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP;
- The reason that management believes the presentation of the non-GAAP information is useful for an investor's understanding of the registrant's financial condition and results of operations; and
- The additional purposes, if any, for which management uses non-GAAP measures.

See Item 2.02 of Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(011) (86) 716-832-9196